UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Changes to Management

DBV Technologies S.A. (the “Company”) announced that Charles Ruban, Chief Operating Officer, and Laurent Martin, Chief Development Officer, will be leaving the Company effective March 15, 2019. Mr. Martin will remain at the Company as Pharmacien Responsable (Responsible Pharmacist) in accordance with applicable regulations in France while a search for a replacement is planned. Messrs. Ruban and Martin did not express any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Resignation of Non-Employee Director

The Company has also announced that Pierre-Henri Benhamou has resigned from the Board of Directors, effective March 5, 2019. Dr. Benhamou did not express any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated March 5, 2019.

99.2	Press Release dated March 5, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: March 5, 2019	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Announces Appointment of Michel de Rosen as Non-Executive Chairman of the Board of Directors

Mr. de Rosen to succeed DBV’s co-founder, Dr. Pierre-Henri Benhamou, who will retire from the Board of Directors and join Scientific Advisory Board

Chief Executive Officer, Daniel Tassé, has also been appointed to the Board of Directors

DBV Technologies (Euronext: DBV – ISIN: FR0010417345—Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that the Board of Directors has appointed existing board member, Michel de Rosen, as Non-Executive Chairman of the Board. Mr. de Rosen succeeds DBV Technologies’ co-founder, Dr. Pierre-Henri Benhamou, who retired from his position as DBV’s Non-Executive Chairman and board member. Dr. Benhamou will join the Company’s Scientific Advisory Board, effective immediately. Additionally, Daniel Tassé, Chief Executive Officer of DBV Technologies, has been appointed to the Board, replacing Dr. Pierre-Henri Benhamou. With these changes, effective immediately, DBV’s Board consists of eight directors.

“On behalf of DBV’s Board, I would like to thank Pierre-Henri for his leadership and ongoing commitment to this organization. We also welcome Daniel, as well as Michel and his expanded role, and look forward to our continued partnership in building a leading biopharmaceutical company,” said Dr. Torbjörn Bjerke, DBV Technologies Board Director.

Mr. de Rosen has served on DBV’s Board of Directors since June 2018. He is currently Chairman of the Board of Faurecia, a global supplier of automotive equipment, and Chairman of the Board of Pharnext, a publicly-traded pharmaceutical company. Previously, he served as Chairman and Chief Executive Officer of Eutelsat, Chairman and Chief Executive Officer of ViroPharma and Chairman and Chief Executive Officer of Rhône-Poulenc Santé. Earlier in his career, Michel de Rosen held key positions at the French Ministries of Finance, Defense, Industry, and Telecommunications.

“Michel brings extensive knowledge and strategic vision to the business. The Board is looking forward to working with Michel in his role as Chairman, leveraging his vast experience in corporate governance and in bringing new treatments to patients,” said Dr. Torbjörn Bjerke. “Over 15 years ago, Pierre-Henri had a remarkable vision of developing a novel immunotherapy, which aims to activate the immune system of patients through the skin using the Viaskin immunotherapy platform. We thank Pierre-Henri for his scientific discovery, his leadership in developing Viaskin Peanut as a potential treatment for peanut-allergic children and are very glad to have his continued counsel as a member of our Scientific Advisory Board, where we believe his input will be invaluable.”

Michel de Rosen said, “It is my honor to succeed Pierre-Henri Benhamou, a remarkable innovator, a fine humanist, and a gentleman, as Chairman of the DBV Board. And it will be my privilege to work with Daniel Tassé, our very talented CEO, and our experienced leadership team to build a potentially leading biopharmaceutical company. I believe in the potential of the Viaskin technology. I believe it is unique and compelling and may have the potential to offer novel product candidates that could become transformational therapies for patients.”

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food-allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of the Viaskin technology and platform and the anticipated benefits to be derived from the changes to the Board of Directors announced herein. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews as well as those associated with board transitions. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com

Exhibit 99.2

Montrouge, France, March 5, 2019

DBV Technologies Reports Full Year 2018 Financial Results and Provides Operational Update

DBV Technologies (Euronext: DBV – ISIN: FR0010417345—Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced full year 2018 financial results, as well as provided recent operational updates. Audit procedures on the Company’s 2018 consolidated financial statements were completed by the Company’s statutory auditors. The issuance of the audit report is pending.

“We are re-focusing our operations and remain thoughtful about allocating resources as we evolve from late-stage research and development into a potential commercial-stage company. We believe our cash on hand today will bring us into the fourth quarter of 2019, providing us with sufficient cash to meet our key objectives this year, including resubmitting our BLA for Viaskin Peanut,” said Daniel Tassé, Chief Executive Officer of DBV Technologies.

Full Year 2018 Financial Results

•

Cash & Cash Equivalents: cash and cash equivalents as of December 31, 2018 were €122.8 million, a decrease of €15.1 million compared to €137.9 million as of December 31, 2017. During 2018, cash used in operating activities was €145.8 million, partially offset by an increase of €130.7 in cash provided by financing activities following the March 2018 capital increase.

•

Operating Income: operating income was €14.5 million in 2018 compared to €11.9 million in 2017, which corresponds to an increase of 22.1%. In 2018, operating income was primarily generated by the Company’s Research Tax Credit (French Crédit Impôt Recherche, or CIR) and by revenue recognized under its collaboration agreement with Nestlé Health Science.

•

Research & Development Expenses: research and development expenses increased by €1.8 million, or 1.9%, to €107.2 million in 2018, compared to €105.2 million in 2017, reflecting costs associated with the Phase III and Phase I/II clinical trials of Viaskin Peanut and Viaskin Milk, respectively, as well as a substantial increase in the number of research and development personnel employed by the Company.

•

General & Administrative Expenses: general and administrative expenses were €41.4 million for 2018, compared to €35.8 million for 2017. The increase in general and administrative expenses was primarily attributable to an increase in personnel-related expenses as a result of our increased global employee headcount, increased costs associated with legal, consulting and professional services, as well as compensation and other personnel expenses. This increase was partially offset by a decrease in the share-based compensation expense.

•

Sales & Marketing Expenses: sales and marketing expenses were €32.2 million for 2018 compared to €15.8 million for 2017, reflecting an increase of €16.4 million, or 103.3%. The increase in sales and marketing expenses resulted from an increase in U.S. employee headcount within our sales and marketing function and expenses related to the potential launch and commercialization of Viaskin Peanut in North America, if approved, as well as an increase in share-based compensation.

•

Net Loss: net loss was €(166.1) million for 2018, compared to €(147.7) million for 2017. Loss per share (based on the weighted average number of shares outstanding over the period) was €(5.74) and €(5.97) in 2018 and 2017, respectively.

Recent Operational Updates

In February 2019, the Company announced that it expects to resubmit its Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for Viaskin Peanut in the treatment of peanut-allergic children 4 to 11 years of age in the third quarter of 2019.

Today, DBV also provided an update on leadership and operational changes:

•	Charles Ruban, Chief Operating Officer, who oversees regulatory, product development and commercial operations, will be leaving the Company to pursue new opportunities effective March 15, 2019.

•

Laurent Martin, Chief Development Officer, will leave his regulatory and product development role effective March 15, 2019. However, Laurent will remain at DBV as Pharmacien Responsable (Responsible Pharmacist) in accordance with applicable regulations in France while a search for a replacement is planned.

•

DBV believes these changes in leadership will flatten the organizational structure to support its evolution from a late-stage research and development company into a potentially commercial-stage company.

•

Effective immediately, Kevin Trapp, Chief Commercial Officer, will report to Daniel Tassé, Chief Executive Officer. In addition, Laurent Martin’s primary responsibilities have been assumed by Julie O’Neill, DBV’s manufacturing and operations leader, who oversees product development, manufacturing, supply chain, quality assurance, and end-to-end process optimization at the Company. As announced in January 2019, Julie reports to Daniel Tassé.

Daniel Tassé said, “Charles has been a valued leader and we are grateful for his many contributions over the years, including establishing our U.S. commercial operations. Laurent, who was an early pioneer of the Viaskin technology, has also been instrumental in supporting the advancement of our platform. We are deeply appreciative of Charles and Laurent’s dedication to patients and to DBV, and we wish them the best of luck in future endeavors.”

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food-allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the Company’s regulatory plans regarding Viaskin Peanut, particularly with respect to the Company’s expectations regarding its plan to resubmit its BLA to the FDA, and the anticipated benefits to be derived from the management changes announced herein. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties related to the Company’s ability to address the concerns raised by the FDA with respect to its BLA, as well as those associated generally with attracting and retaining key personnel and with research and development, clinical trials and related regulatory reviews. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy +1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com